[LETTERHEAD OF K&L GATES LLP]

March 4, 2009

Via EDGAR and Overnight Delivery

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3720
Washington, DC 20549

Re:	NIVS IntelliMedia Technology Group, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
Filed March 5, 2008 and
Forms 10-Q for the periods ended March 30, 2008, June 30, 2008, and September 30, 2008
Filed May 7, 2008, August 19, 2008, December 4, 2008, respectively
File No. 0-52933

Dear Mr. Spirgel:

On behalf of NIVS IntelliMedia Technology Group, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 2 on Form 10-Q/A for the periods ended September 30, 2008 (“Amendment No. 2”) to the quarterly report on Form 10-Q that was originally filed on December 4, 2008, as amended by Amendment No. 1 on Form 10-Q/A filed on February 11, 2009 (“Amendment No. 1”).  We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 2, in a clean and marked version to show changes from Amendment No. 1.  We have been advised that changes in Amendment No. 2 compared against Amendment No. 1, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 1, the Commission issued a comment letter dated February 19, 2009.  The following consists of the Company’s response to the Staff’s comment letter.  For the convenience of the Commission, the comment is repeated verbatim with the Company’s response immediately following.

Forms 10-Q/AM 1 for the periods ending June 30, 2008 and September 30, 2008
Consolidated Statements of Cash Flows

1.
Comment:  Please explain to us why cash payments to and from related parties, which appear to have been cash distributions and repayments made to and by Mr. Li, would be classified as investing activity and not financing activity relating to providing owners with a return of their investment, or revise. See paragraph 18 of SFAS 95.

Response:  We respectfully note your comment. The statements of cash flows in the September 30, 2008 Form 10-Q/A have been revised such that all cash payments to and from related parties are classified as investing activity. The distributions and repayments to and by Mr. Li reflected as Due to shareholder are classified as a financing activity. The Company has also added additional disclosure to the related parties note to the financial statements.  The foregoing changes have also been made to amendment no. 7 to the registration statement on Form S-1/A (File No. 333-153005) as filed with the Commission on March 2, 2009.  No similar changes apply to the quarterly report for the periods ending June 30, 2008.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:	Tianfu Li, NIVS IntelliMedia Technology Group, Inc.
Joe Cascarano, United States Securities and Exchange Commission